March 10, 2014

Securities and Exchange Commission

Division of Corporate Finance

Attention: Amanda Ravitz

10 F Street, N.E.

Wasshington, D.C. 20549

Re:	Lombard Medical, Inc.

Registration Statement on Form F-1

Confidentially submitted on January 22, 2014

Ladies and Gentlemen:

On behalf of Lombard Medical, Inc. (“Lombard Medical” or the “Company”), we are responding to comments contained in your letter dated February 18, 2014 to Mr. Simon Hubbert, Chief Executive Officer of the Company.

We are concurrently submitting a public filing on Form F-1 (the “Public Filing”). The Public Filing reflects responses to your comments, as indicated below, as well as revisions reflecting developments in the Company’s business since the original submission.

The responses contained below are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of the initial submission; page numbers in the responses refer to the pages of the Public Filing.

Prospectus Summary, page 1

1.	A prospectus summary should contain only a brief overview of the key aspects of the offering. Your current summary contains extensively detailed market, regulatory and competitive information, as well as related conclusions about your possible market opportunity, that are difficult to follow and which you also repeat later in the prospectus. Please review the detail on pages 1-6 in your prospectus summary to ensure that you have included only disclosure that is appropriate for a prospectus summary and not detail that overwhelms disclosure regarding the most significant aspects of the offering.

AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY. REGISTRATION NUMBER 77071.

A LIST OF PARTNERS AND THEIR QUALIFICATIONS IS AVAILABLE FOR INSPECTION AT THE ABOVE ADDRESS.

Response:

The Company has amended its disclosure in response to the Staff’s comment. Please see pages 1-6.

2.	We note that you refer to “[P]ublished data” throughout your document, such as on pages 1, 3 53, 54 and 58. Please expand the disclosure to identify who published the data. In addition, where you disclose statistics or facts about your products or the industry (estimated EVAR market size, number of people with AAAs, for example), please provide third party support for these facts or identify them as management’s belief. Finally, all qualitative statements about your or other parties’ products, business or opportunities should include objective support (such as Aorfix carrying a “lower risk”).

Response:

The Company has expanded its disclosure in response to the Staff’s comment. Please see pages 1-3, 13, 50-53 and 55-56.

3.	Please provide us copies of the sources of all third-party data included in the document. Clearly mark the material you provide to identify the data you cite in your document, and tell us whether you commissioned any of the data disclosed in your document.

Response:

The Company will separately provided by mail to the Staff relevant materials in response to the Staff’s comment indicating the third party data source as it corresponds to the relevant disclosures in the F-1. The Company can confirm it did not commission any data sources. However, the Company did pay a fee of $12,000 to iData Research, Inc. to use certain statistical information.

EVAR Market, page 4

4.	We note your disclosure that you “believe” that the worldwide aortic stent graft market is “expected” to grow at a certain rate. Please explain who expects this growth and the basis for your belief. In addition, revise further to show how this disclosure is useful in making an informed investment decision, given that it is your belief based upon someone else’s expectation.

Response:

The Company has amended and expanded its disclosure in response to the Staff’s comment. Please see pages 3 and 52.

Limitations of Current AAA Treatments, page 5

5.	Tell us whether there are other treatments available for AAAs with neck angles greater than 60 degrees. Also, tell us whether the indications for use of competing products exclude angles greater than 60 degrees or just provide a general approval for EVAR procedures, not mentioning the neck angle. Finally, discuss the basis for your statement that physicians receive reimbursement pressure for uses outside the scope of approval, and explain how this conclusion is consistent with the apparent use in this manner nevertheless.

Response:

The Company has amended and expanded its disclosure in response to the Staff’s comment. Please see pages 18 and 53 to 54.

Our Strategy, page 6

6.	Please expand the disclosure about the stent graft and the delivery system mentioned in the last two bullet points in this section to clarify the material hurdles that remain until you can sell the stent graft and system commercially.

Response:

The Company has amended and expanded its disclosure in response to the Staff’s comment. Please see pages 3 and 58 to 59.

7.	Please expand the appropriate section to clearly discuss each step that you must take to reach commercialization of your proposed product and your estimated timelines and capital needed to achieve that step.

Response:

The Company has amended and expanded its disclosure in response to the Staff’s comment. Please see pages 59 and 60.

Risks Associated with an Investment in our Ordinary Shares, page 7

8.	Please quantify your history of operating losses and your accumulated deficit.

Response:

The Company has expanded its disclosure in response to the Staff’s comment. Please see page 10.

Implications of Being an Emerging Growth Company, page 9

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company commenced “testing the waters” meetings with potential investors on February 24, 2014. The Company is supplementally providing to the Staff by hand delivery today a copy of the presentation the Company is using in these meetings. In addition, to the Company’s knowledge, no broker or dealer that is participating or will participate in the Company’s initial public offering has to date published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act of 1933.

Risk Factors, page 13

10.	Add a risk factor that discusses the risk that you may be classified as a passive foreign investment company for the current taxable year or for future years. Include in the risk factor a brief description of what it means to be classified as a passive foreign investment company and the consequences for your shareholders should you be classified as a passive foreign investment company.

Response:

The Company has expanded its disclosure in response to the Staff’s comment. Please see page 28.

Capitalization, page 38

11.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response:

The Company has amended its disclosure in response to the Staff’s comment. Please see page 35.

Market Information, page 42

12.	Disclose all of the share price information required by Item 9.A.4 of Form 20-F (e.g. the high and low sales prices for the five most recently completed fiscal years; and the high and low sales prices for each quarter of the two most recently completed fiscal years plus any subsequent period).

Response:

The Company has amended its disclosure in response to the Staff’s comment. Please see page 39.

Management’s Discussion and Analysis of Financial Condition, page 43

13.

We see from disclosures on page 44 that your historical financial statements contain five geographic locations where your revenue is earned. We also note your June 30, 2013 balance sheet includes a significant amount of cash and cash equivalents. To the extent cash held outside of the United Kingdom could be considered material to an understanding of your liquidity and capital resources in future periods, please revise your filing to disclose the amount and location of any material cash and investments held by your foreign subsidiaries that would not be readily available for use in the United Kingdom. Please further provide a discussion of any known trends, demands or uncertainties related to your cash investments that are reasonably likely to have a material effect on your business as a whole or that may be relevant to your financial flexibility. Refer to Item 5 of Form 20-F and SEC Interpretive Release No. 33-8350 (December 19, 2003).

Response:

In response to the Staff’s comment, the Company has updated the disclosure in the Public Filing to disclose that $39.6 million, or 97% of cash and cash equivalents as of December 31, 2013 is held in the United Kingdom. Cash and cash equivalents held outside the United Kingdom is held in Germany and the United States, is not considered material to the Company, and is available for use in the United Kingdom if required. Please refer to page 46 of the Public Filing.

If third party payors do not provide reimbursement, page 21

14.	Please revise to provide more specific information about the status of reimbursement codes for your product in your major current and target markets.

Response:

The Company has amended its disclosure in response to the Staff’s comment. Please see pages 18 and 62.

Our Products, page 58

15.	Please revise the disclosure related to the tables on pages 60 and 61 so that the information can be understood by an investor not in your industry. In making these revisions, please explain or define terms like “endpoint,” “cohort,” “continued access arm,” “Type I and Type 3 endoleak,” and “composite.”

Response:

The Company has revised its disclosure in accordance with the Staff comment so as to make it more understandable by an investor. The Company respectfully submits that “Type I and Type 3 endoleak” are defined in footnotes 3 and 4 on page 57.

16.	Please tell us how the data on page 61 are useful to an investment decision, as they represent a summary of information about products which treat a different condition than your product is intended to treat.

Response:

We respectfully advise the Staff that our Aorfix device is approved for treatment of AAA from 0 degrees to ninety degrees. While Aorfix is the only EVAR device approved in the United States for neck angles greater than 60 degrees, because it is also approved for use in neck angles below 60 degrees, we believe the presentation of the data in the table on page 58 is useful to an investment decision for investors seeking to understand the competitive landscape in this segment of the EVAR market.

Principal Shareholders, page 82

17.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities identified in the table.

Response:

The Company has amended its disclosure in response to the Staff’s comment. Please see pages 80 and 81.

18.	Please disclose the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States.

Response:

The Company has amended its disclosure in response to the Staff’s comment. Please see page 81.

Taxation, page 97

19.	Briefly describe the mark-to-market and qualified electing fund (“QEF”) elections that might be available to an investor to mitigate the adverse U.S. federal income tax consequences should you be classified as a passive foreign investment company. Then disclose whether you intend to provide the information that would enable investors to take a QEF election.

Response:

The Company has expanded its disclosure in response to the Staff’s comment. Please see page 101.

Where You Can Find More Information, page 109

20.	Disclose that you will file with the Commission your annual report on Form 20-F within 120 days from the end of each fiscal year.

Response:

The Company has expanded its disclosure in response to the Staff’s comment. Please see page 111.

21.	We note that you filed a request for confidential treatment for portions of exhibits to your draft registration statement. We will provide any comments on your request separately.

Response:

The Company confirms receipt of the Staff’s comments on February 27, 2014.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding this confidential submission or response letter, please contact Kristian Wiggert at +44 20 7067 2280 or kwiggert@cov.com or Brian Rosenzweig of this firm at 212-841-1108 or brozenzweig@cov.com.

Very truly yours

/s/ Covington & Burling LLP

Covington & Burling LLP